Mail Stop 4561

      April 5, 2006


By U.S. Mail and Facsimile (212) 403-2327

Richard P. Bernard, Esq.
Executive Vice President and Co-General Counsel
NYSE Group, Inc.
11 Wall Street
New York, New York 10005

Kevin J.P. O`Hara, Esq.
Executive Vice President and Co-General Counsel
NYSE Group, Inc.
11 Wall Street
New York, New York 10005

Re:	NYSE Group, Inc.
	Registration Statement on Form S-1
      Filed March 13, 2006
	File No. 333-132390

Dear Messrs. Bernard and O`Hara:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Our History, page 1

1. Please revise the second paragraph on page 2 to clarify the reason for conducting this offering. In particular, please:

- disclose that the transfer restrictions on the shares being offered were removed at the discretion of the board;

- clarify the distinction between the transfer restrictions and the restrictions that make it necessary for the shares to be offered in a registered offering; and

- clarify what is meant by "an orderly manner."

World`s Premier Listing Venue, page 2

2. Please revise the subheading and first sentence to clarify what is meant by "premier listing venue." If the phrase is intended to refer specifically to the NYSE having the highest listing standards of any securities marketplace, please make this reference clear. If it is intended to indicate that the NYSE is the "premier listing venue" in some broader sense, please make its scope clear and provide a basis for the statement.

NYSE Business Drivers, page 41

3. Under "Company Listings" please revise to clarify that the phrase
"NYSE share (%) of international listings" refers to its share among listings of international companies on U.S. domestic exchanges, and not to listings on international exchanges worldwide.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of NYSE Group and the NYSE

General

4. Please revise to clearly disclose how your new policy of selling trading licenses will affect future revenues and expenses. Please identify the specific revenues and expenses that will be affected.

5. Please revise to disclose in a separately captioned section your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Refer to Item
303(A)(4) of Regulation S-K.


Trading Fees, page 43

6. Please revise to clearly disclose the impact of Regulation NMS on your financial condition, future operating results and liquidity as if it were implemented in its current form.

7. Please revise to clearly disclose how the current trading fee caps affect your revenues in different market conditions. Your disclosure should allow an investor to fully understand the risks and uncertainties of your trading fee revenues in future periods.

Market Information Fees, page 48

8. We note market information fees are accrued and recognized as services are rendered. Please revise to describe why $5.8 million of previously uncollected charges were recognized in 2005 as opposed to the year in which the services were rendered. Also, disclose the period in which the services were rendered.

Investment and Other Income, page 48

9. Please revise to present regulatory fines income as a separate line item in the financial tables included in management`s discussion and analysis due to the significance of the amounts in the year to year analysis.

10. In view of their significance, please revise your discussion of regulatory fines to clarify management`s expectations about their effect on future operating results.

Professional Services, page 50

11. We note the significance of professional services expense to your operating results. Please revise to expand your discussion of professional services to disclose management`s expectation regarding the affect of professional services expenses on future operating results.

Archipelago Merger and Related Exit Costs, page 51

12. Please tell us whether you believe the legal, severance and integration costs are direct costs of the Archipelago acquisition. Please tell us the accounting guidance on which you rely and provide the analysis which supports your conclusion to expense the amounts in
2005 as compared to capitalizing them and including them in the cost of the acquisition.




Income Taxes, page 52

13. Please revise to expand your discussion of the increase in your provision for income taxes from 2004 to 2005. We note the significant affect of WTC insurance proceeds in 2004 and the tax asset write-down in 2005 as disclosed in Note 8-Income Taxes on page
F-18.

Liquidity and Capital Resources, page 60

14. We note your disclosure that your policies prohibit you from investing in equity securities. We also note your disclosure on page
F-14 that you invested in equities as of December 31, 2004 and equity funds as of December 31, 2004 and 2005. Please revise your disclosure to specifically explain what type of equity investments are prohibited and allowed.

15. We note your disclosure that you remitted payments to the SEC biannually and, as of December 31, 2005, recorded a $232.1 million payment to the SEC. Please tell us why you still have a liability of
$232.1 million as of December 31, 2005 related to Section 31 fees payable if you made a payment on December 31, 2005 or revise if appropriate.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of Archipelago

Indirect Expenses, page 76

16. We note you recorded $28.8 million of compensation expense
($21.3
million in cash and $7.5 million as a non-cash charge) incurred as a result of the acceleration of certain payments and vesting of restricted stock units to Archipelago`s executive officers that would have occurred in 2006 following the termination of employment agreements or change in control severance agreements after the completion of Archipelago`s merger with the NYSE or, in the case of one executive, upon the sale of Wave. Please revise to clearly explain what payments were accelerated and why the payments and vesting of restricted stock units were accelerated in 2005 when the merger did not happen until 2006.

17. Please tell us the accounting guidance on which you rely and provide the analysis which supports your conclusion to expense the $28.8 million of compensation expense as a result of the acceleration of certain payments and vesting of restricted stock units.
Specifically tell us how you considered SFAS 146.

Indirect Expenses, page 81

18. Please revise the opening paragraph and the first bullet point to analyze the year ended December 31, 2004 versus the year ended
December 31, 2003.

Unaudited Pro Forma Condensed Combined Financial Data for NYSE
Group

Note 3 - Pro Forma Adjustments, page 93

19. Please revise to disclose why the value of the national securities exchange registration intangible asset increased from $108 million at September 30, 2005 when it was fair valued for the PCX Holdings acquisition to $496 million as disclosed in pro forma adjustment 3.6.

Compensation of Directors and Executive Officers, page 148

20. Please revise to clarify the policy under which directors receive an annual fee only upon written request.

Principal and Selling Stockholders, page 161

21. Please revise to state here or in the Plan of Distribution section that the selling shareholders may be deemed to be underwriters.

Index to Consolidated Financial Statements of the NYSE

General

22. Please revise to provide audited financial statements of NYSE
Group, Inc. as of December 31, 2005.

New York Stock Exchange, Inc. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

23. Please revise to have your Independent Registered Public
Accounting Firm include their signature and the city and state in their report. Refer to Rule 2-02(a) of Regulation S-X.

Consolidated Statements of Financial Condition, page F-3

24. We note your disclosure of equity per member having distributive rights. Please revise to describe the distributive rights of members and tell us why you disclose this information.






Consolidated Statements of Income, page F-4

25. Please tell us how your statement of operations presentation complies with Rule 5-03 of Regulation S-X or revise accordingly related to the following items:

- you do not report operating and non-operating income separately;

- you do not report operating and non-operating expenses separately;
and

- you do not report costs and expenses applicable to revenues separately.

We believe that costs and expenses applicable to revenues should include both direct and indirect costs. Please consider SAB Topic 11B if you revise your presentation.

Consolidated Statements of Cash Flows, page F-6

26. Please revise to present gross cash flows related to your investment activity, if material. Refer to paragraphs 15-17 of SFAS
95, as amended.

27. Please revise to present gross cash flows related to your capital leases, if material, and disclose any related noncash activities.
Refer to paragraph 32 of SFAS 95, as amended.

Note 2 - Basis of Presentation and Significant Accounting Policies

Accounts Receivable, Net, page F-9

28. Please provide us examples of situations when you recognize accounts receivable for services to be rendered. Tell us how these transactions affect your balance sheet and income statement and the
accounting guidance on which you rely for your accounting policy
and
provide any supporting analysis.  Please specifically address SAB
101
in your response.

Property and Equipment, page F-9

29. Please revise to disclose, if true, that leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful live of the leasehold improvement. If the above is not true, please tell us the accounting guidance on which you rely and provide the analysis which supports your current amortization policy.





Note 6 - Investment Securities at Fair Value, page F-14

30. Please revise to disclose the fair value of available for sale investments in an unrealized loss position, aggregated by investment category as of December 31, 2004. Refer to paragraph 21 of EITF
03-
1.

Note 10 - Litigation and Other Matters

Merger-Related Litigation, page F-21

31. Please revise to disclose if and where you have accrued for the
$9.1 million litigation settlement. If you have not accrued for the loss, please provide us your analysis under SFAS 5.

Archipelago Holdings Inc. Financial Statements

Consolidated Statement of Operations, page F-36

32. Please tell us how your statement of operations presentation complies with SAB Topic 11B or revise accordingly. We believe that costs of services should include both direct and indirect costs.

Note 7 - Goodwill and Other Intangible Asset, page F-49

33. Please tell us the accounting guidance on which you rely and provide the analysis which supports the recognition of a $107.7 million intangible asset related to the right to operate as the exclusive equity trading facility of PCX Equities considering that that entity is now 100% owned.

Note 9 - Stockholder`s Equity, page F-50

34. Please reconcile for us your disclosure that the redeemable preferred stock included a beneficial conversion feature with your response to prior comment 59 from our letter dated April 1, 2004 sent in connection with our review of the Archipelago Holdings, L.L.C. Form S-1 which states that the company does not believe that the convertible preferred shares contain a beneficial conversion feature.






Note 12 - Income Taxes, page F-56

35. We note your disclosure on page F-46 that you recorded a $23.7 million deferred tax asset in the purchase accounting adjustments related to your acquisition of PCX Holdings in September 2005. Please tell us why your net deferred tax asset did not increase similarly from December 31, 2004 to December 31, 2005.

Market Regulation

36. Please note that additional comments from the Division of Market
Regulation may be forthcoming.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or Donald Walker, Senior Assistant Chief Accountant, at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at
(202) 551-3436 or me at (202) 551-3493 with any other questions.

								Sincerely,



								Todd K. Schiffman
								Assistant Director

cc:	David C. Karp, Esq.
	Wachtell, Lipton, Rose & Katz
	51 West 52nd Street
	New York, New York 10019

      Catherine M. Clarkin, Esq.
	Sullivan & Cromwell
	125 Broad Street
	New York, New York 10004

Richard P. Bernard, Esq.
Kevin J.P. O'Hara, Esq.
NYSE Group, Inc.
April 5, 2006
Page 9